Filed by Equity Commonwealth
(Commission File No.: 001-09317)
Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Monmouth Real Estate Investment Corporation
(Commission File No.: 001-33177)

The following is a transcript of a call that was held on Thursday, July 29, 2021 for Equity Commonwealth investors.

EQUITY COMMONWEALTH (NYSE: EQC)
2Q21 Earnings Call Transcript
Thursday, July 29, 2021 9:00 AM CT

Contents:
•	Call Participants
•	Presentation
•	Question and Answer

Call Participants:

EXECUTIVES

•	David A. Helfand
President, CEO & Trustee

•	David S. Weinberg
Executive VP & COO

•	William Griffiths
Senior VP, CFO & Treasurer

•	Sarah C. Byrnes
Senior VP Investor Relations & Capital Markets

ANALYSTS

•	Daniel Ismail
Green Street Advisors, LLC, Research Division

•	Emmanuel Korchman
Citigroup Inc.

Presentation

Operator

Greetings. Welcome to the Equity Commonwealth Second Quarter 2021 Earnings Conference Call. [Operator Instructions]

Please note this conference is being recorded. I will now turn the conference over to your host, Sarah Byrnes. You may begin.

Sarah C. Byrnes
Senior VP of Investor Relations & Capital Markets

Thank you, Alex. Good morning, and thanks for joining us to discuss Equity Commonwealth’s results for the quarter ending June 30, 2021, and an update on the merger between Equity Commonwealth and Monmouth Real Estate Investment Corporation. On the call today are David Helfand, President and CEO; David Weinberg, COO; and Bill Griffiths, CFO.

Please be advised that certain matters discussed during this conference call, including relating to the pending merger, may constitute forward-looking statements within the meaning of federal securities laws. We refer you to the section titled Forward-Looking Statements in the press release issued yesterday, as well as the section titled Risk Factors in our annual report on Form 10-K and quarterly reports on Form 10-Q for subsequent quarters, for a discussion of factors that could cause actual results to materially differ from any forward-looking statement. The company assumes no obligation to update or supplement any forward-looking statements made today.

We have made important filings with the SEC in connection with the pending merger. Today’s call is not intended to be and is not a substitute for those filings. We urge you to read those materials carefully before making any voting or investment decisions. We also post important information on our website at www.eqcre.com, including information that may be material.

The portion of today’s remarks on our quarterly earnings also include certain non-GAAP financial measures. Please refer to yesterday’s press release and supplemental containing our results for a reconciliation of these non-GAAP measures to our GAAP financial results.

With that, I will turn the call over to David Helfand.

David A. Helfand
President, CEO & Trustee

Thanks, Sarah. Good morning. We appreciate you joining us. I’ll begin with an update today on the company’s current activities as we prepare to complete the merger with Monmouth.

Since we announced the deal with Monmouth in May, we’ve been focused on the successful completion of the transaction and integration of the Monmouth assets and team. As we spent more time with the Monmouth team and toured more of the real estate, our conviction and excitement for the deal has grown.

We continue to view the merger as a compelling opportunity for both Equity Commonwealth and Monmouth’s shareholders to participate in the opportunity to build a leading business in the industrial sector. We believe the tailwinds propelling the business will continue with strong demand driven by e-commerce expansion, as well as reshoring by U.S. manufacturers and retailers, increasing inventory levels to mitigate supply chain challenges.

The combination of Monmouth’s portfolio of high-quality assets with cash flows from creditworthy customers, coupled with approximately $5 billion of balance sheet capacity, provides the combined entity with the ability to grow without the need to raise equity.

As the market for industrial product remains highly competitive, cap rates continue to compress we’re looking at a broad range of opportunities, including M&A, large portfolios and working closely with merchant builders to source investment opportunities. Our investment philosophy is less focused on targeting specific markets and instead is guided by identifying opportunities to achieve attractive risk-adjusted returns.

With respect to the shareholder meeting to vote on the transaction, this morning, we filed an amendment to the proxy, changing the date of the shareholder meeting to August 24th to comply with notice requirements. As we approach the vote, we look forward to engaging with investors on this transformational opportunity.

With that, I’ll turn the call over to David.

David S. Weinberg
Executive VP & COO

Thank you, David, and good morning, everyone. I’m going to cover where we’re spending our time, and then I’ll give an update on our office portfolio.

First and foremost, we are digging into Monmouth’s real estate. Our investments team is traveling every week, touring the properties and markets and meeting with tenants and local brokers. Most of the portfolio’s value is in well-located, newer, state-of-the-art buildings. For example, the average property age is 10 years, and 80% of the revenue is from properties that were built the last 15 years. 90% of the revenue is from properties with clear heights of 24 feet or higher. And with an overall coverage ratio of just 21%, many properties have land to accommodate today’s higher parking requirements and provide future expansion opportunities. The properties are well maintained, brokers are giving us positive feedback, and the tenants are fully utilizing their buildings. In many cases, tenants have made substantial investments in their spaces that should increase their stickiness.

The investments team is also underwriting new acquisitions, and with the help of Mike Landy, meeting with merchant builders. We are introducing ourselves and letting them know that we are looking at a broader range of investments. Rather than buy only single-tenant net leased assets, we are willing to take on leasing and development risk.

While this is a single-tenant net leased portfolio, there is still work to be done. There are 6 acquisitions totaling 1.8 million square feet under contract for $238 million. These properties have a weighted average lease term of 13.5 years and are expected to generate $13.7 million in annual rent. There are also several parking lot expansions in progress and more under discussion. These expansions are expected to cost around $30 million and have historically been structured at unleveraged yields around 10%. And with any portfolio of this size, there are leases rolling that need to be addressed. In all cases, our team is working side by side with the Monmouth team to identify ways to maximize value.

Turning to our office portfolio. In the quarter, we signed 29,000 square feet of leases, consisting of 8,000 square feet of new leases and 21,000 square feet of renewals. Rental rates for renewals increased 20% on a GAAP basis and 13% on a cash basis. Our 4-property, 1.5 million square foot portfolio ended the quarter 83.1% leased, down 250 basis points from the first quarter. For the remainder of the year, we have 51,000 square feet rolling, almost all of which we expect to get back. Inquiries and tours have picked up, and we are hopeful this will lead to more signed leases later this year.

We continue to work our office properties while we focus on closing the Monmouth transaction and are excited for the next chapter of EQC.

With that, I will turn the call over to Bill.

William H. Griffiths
Senior VP, CFO & Treasurer

Thanks, David. Good morning, everyone. I’ll briefly review our financial results for the quarter and then address our progress to date on accounting and tax integration on the Monmouth transaction.

Funds from operations were $0.4 million this quarter compared to $3.1 million in the second quarter of 2020. Normalized FFO was a negative $0.1 million compared to a positive $3.7 million a year ago. The changes to both FFO and normalized FFO were primarily due to lower interest income and a decrease in income from properties sold, partially offset by a decrease in G&A.

Same-property net operating income was down 1.9% or $0.2 million for the quarter. The decrease was largely due to occupancy decreases at 1250 H Street and capitol tower, lower parking revenue and modest increases in operating expenses. These decreases were partially offset by increases in straight-line rent, as well as an increase in commenced occupancy at 1225 Seventeenth Street. Excluding straight-line rents, same-property cash NOI was $7.7 million, a decrease of 12.8% or $1.1 million compared to last year.

General and administrative expense was $7.4 million for the quarter, an improvement of $0.9 million or 11% compared to last year. Separately, $4.2 million of costs related to the Monmouth transaction have been incurred through June 30.

We have significant balance sheet capacity with no debt and $3 billion of cash or over $24 per share, earning an average interest rate of roughly 22 basis points. Finally, we have $150 million available on our share repurchase authorization, which expires in June 2022.

Turning to the Monmouth transaction. Our accounting and tax teams have been working in full transition mode for the last couple of months. We are coming up to speed on Monmouth’s processes and procedures and have developed strong working relationships with our counterparts there. Our systems integration plan is in place and ready to execute at closing.

Thank you. And with that, we’ll open it up to Q&A.

Question and Answer:

Operator

[Operator Instructions] Our first question comes from Manny Korchman with Citi.

Emmanuel Korchman
Citigroup Inc., Research Division

Good morning, everyone. David, you spoke about meeting - going out to meeting with the merchant builders to sort of build out the pipeline or better understand the pipeline. Are there relationships in place where sort of their contractual or otherwise set that these particular builders sell everything to Monmouth or something along those lines? Or if not, what’s sort of your competitive advantage, other than paying highest dollars, to get those deals?

David S. Weinberg
Executive VP & COO

Well, to answer your first question, the only contractual relationships they have are the 6 acquisitions I referenced in my prepared remarks, nothing beyond that. And then in terms of the competitive advantage, I’m not sure I can point to any specific one, but I would say we’ve got $5 billion of buying capacity, and these merchant builders have pipelines much larger than they’ve ever had in the past. So, they’re looking to further these relationships with preferred buyers to make their lives easier, and we hope we’re one of the few that are selected.

David A. Helfand
President, CEO & Trustee

And I would add that the introduction from Mike and his team has been a warm introduction. Monmouth has a history of performing with these merchant developers. They know what to expect, and we’ve assured them that they can count on us when we commit that we’ll close like Monmouth has in the past.

Emmanuel Korchman
Citigroup Inc., Research Division

And David, again, one - for one of the Davids. There’s obviously the competing bid from Starwood out there, but Monmouth has still chosen your deal. What is the likelihood or how much do you think about having to change your deal to get this closed when the vote comes around on the 24th?

David A. Helfand
President, CEO & Trustee

Well, I don’t know the answer to the question. What I know is that there is a competing bid out there, but I don’t believe - we don’t believe that anyone offers the same combination that Monmouth and Equity Commonwealth shareholders can avail themselves of, which is the foundation of the Monmouth assets, a stock deal that is tax deferred and capacity to grow the business from where it is. I think that’s what makes our deal unique.

Emmanuel Korchman
Citigroup Inc., Research Division

And one last one for me. In terms of the office sales, you’ve put out a plan to sell down the remaining assets. Do you need leasing to accelerate? Or are you willing to just exit those per the plan you’ve set out and make yourselves a pure-play industrial no matter where leasing or other kind of lens?

David S. Weinberg
Executive VP & COO

Yes. I don’t - to answer your question, given two of the assets are in Austin and there’s a lot of capital looking to find a home in Austin. We’ve got a great asset in Denver, which is 92% leased with Salesforce logo at the top and a nice-sized asset in D.C but not too big, which is a highly liquid market, I wouldn’t say we need to stabilize any of those assets. We’re in an environment, especially given the Austin assets, where we may find buyers are so bullish on lease-up and market dynamics that we’ll look at a hold-sell analysis and conclude it’s better to sell it as is than hold it. But I wouldn’t interpret that to mean we’re going to cut and run. We’re going to be thoughtful about it and see what’s the best way to maximize value given those dynamics.

Operator

Our next question comes from Daniel Ismail with Green Street.

Daniel Ismail
Green Street Advisors, LLC, Research Division

Great, thank you. As we’ve gotten to know the Monmouth portfolio and the industrial sector a bit better, has there been any changes to the prospective strategy that you can envision this portfolio shaping up to be, assuming the deal closes?

David S. Weinberg
Executive VP & COO

No. I think our strategy, at least what we’ve articulated to date, in terms of the existing portfolios, we recognize the concentration with respect to FedEx is too high. And we’re going to either have to grow our way out of it and/or sell down some of that position. As David referenced, the industrial market, cap rates continue to compress. Rent growth is still accelerating, and it may be easier to sell some of those FedEx assets in nontraditional institutional markets given this environment. But that would be the only impact on the existing strategy today. Then otherwise, as David said, in terms of acquisitions, we’re keeping our eyes open, looking at many different types of deals on the risk spectrum, and we’ll continue to do so.

Operator

[Operator Instructions] Ladies and gentlemen, there are no further questions at this time. I would now like to turn the call over to David Helfand for closing remarks.

David A. Helfand
President, CEO & Trustee

Thank you, guys, very much for joining us this morning. I just want to take a minute and acknowledge the Monmouth and EQC teams that have been working extremely hard to create a smooth transition and merger of the two companies. We’re excited about the deal. We’re optimistic about the opportunity, and we believe that the combination is unique and an option for Monmouth’s shareholders to participate going forward with what we’re going to all create together. So, we look forward to talking with you as we move this deal towards closure. Thank you very much.

Operator

This concludes today’s conference, and you may disconnect your lines at this time. Thank you for your participation, and have a wonderful day.

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed merger and share issuance or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, EQC has filed a registration statement on Form S-4 with the SEC, which became effective on July 23, 2021, to register the common shares of beneficial interest of EQC to be issued pursuant to the merger with Monmouth Real Estate Investment Corporation (“MNR”). The registration statement includes a joint proxy statement/prospectus which has been filed by EQC and MNR with the SEC and has been sent to the common shareholders of EQC seeking their approval of the share issuance and to the common shareholders of MNR seeking their approval of the merger (the “joint proxy statement/prospectus”). EQC and MNR may also file other documents regarding the proposed merger and share issuance with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND SHARE ISSUANCE. Investors and security holders may obtain free copies of the registration statement and joint proxy statement/prospectus and other documents filed with the SEC by EQC or MNR through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by EQC on EQC’s website at www.ir.eqcre.com and may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by MNR on MNR’s website at www.mreic.reit..

Participants in the Solicitation

EQC and certain of its trustees and executive officers may be deemed to be participants in the solicitation of proxies from EQC’s shareholders in connection with the share issuance under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the trustees and executive officers of EQC in the registration statement on Form S-4, the joint proxy statement/prospectus and other relevant materials filed with the SEC by EQC regarding the proposed merger and share issuance. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from EQC using the source indicated above.

Forward-Looking Statements

Some of the statements contained in this communication constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this communication reflect EQC’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances regarding EQC and MNR that may cause EQC’s actual results to differ significantly from those expressed in any forward-looking statement, including, without limitation, (i) inability to complete the proposed merger because, among other reasons, one or more conditions to the closing of the proposed merger may not be satisfied or waived; (ii) uncertainty as to the timing of completion of the proposed merger; (iii) potential adverse effects or changes to relationships with EQC’s and/or MNR’s tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed merger; (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (v) possible disruptions from the proposed merger that could harm EQC’s or MNR’s respective business, including current plans and operations; (vi) unexpected costs, charges or expenses resulting from the proposed merger; (vii) uncertainty of the expected financial performance of EQC following completion of the proposed merger, including the possibility that the benefits anticipated from the proposed merger will not be realized or will not be realized within the expected time period; (viii) legislative, regulatory and economic developments; and (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and epidemics and pandemics, including COVID-19, as well as EQC’s or MNR’s management’s response to any of the aforementioned factors. EQC cannot provide any assurances that the mergers and events described in this communication will happen as described or that they will happen at all.

The forward-looking statements made in this communication are made only as of the date hereof. EQC disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of risk factors that could cause EQC’s or MNR’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in EQC’s most recent Annual Report on Form 10-K for the year ended December 31, 2020 and in EQC’s Quarterly Reports on Form 10-Q for subsequent quarters.